UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2026

Legion M Entertainment, Inc.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

81-1996711

(I.R.S. Employer Identification No.)

1801 Century Park East, 24th Floor, Los Angeles, CA 90067

(Full mailing address of principal executive offices)

833-534-4666

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “Legion M,” “the Company” or “we” refers to Legion M Entertainment, Inc., a Delaware corporation, and its subsidiaries on a consolidated basis. The term “MDFZ” refers to MDFZ, LLC, a wholly owned subsidiary of the Company. The term “Fade to Black” refers to Fade to Black LLC, a wholly owned subsidiary of the Company. The term “Film Fund” refers collectively to Legion M Film Fund-1099, LLC and Legion M Film Fund-K1, LLC.

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

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ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semiannual report and our annual report filed on Form 1-K for the year ended December 31, 2025. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Legion M was incorporated in Delaware on March 4, 2016, as a C corporation. We are an entertainment company that partners with creators and other entertainment companies — from independent filmmakers to large Hollywood studios and distributors — to develop, produce, distribute, market and monetize entertainment content including movies, television shows, digital content, events, and more.

At this stage in Legion M’s development, we are primarily focused on growth of our community and our capabilities. The revenue, margins, and profits of our business are important, but in many cases are not our primary consideration. We are frequently willing to take on projects or initiatives that sacrifice short-term gains (or have high risk of short-term losses) in pursuit of projects and initiatives we believe could lead to significant long-term value. As a result of this fact, along with the variety of business models we employ and the inherent “lumpiness” of entertainment project revenue, we expect Legion M’s revenue, margins, and sources of revenue to be volatile from year to year.

Our consolidated financial statements include the assets, liabilities, and expenses of three feature films for which Legion M is the rightsholder (William Shatner: You Can Call Me Bill, My Dead Friend Zoe and Fade to Black). The rights to My Dead Friend Zoe are held through a subsidiary, MDFZ, LLC (“MDFZ”), a limited liability company formed on April 28, 2023 under the laws of California. The rights to Fade to Black are held through a subsidiary, Fade to Black LLC (“Fade to Black”), a limited liability company formed on June 26, 2024 under the laws of California. The rights to William Shatner: You Can Call Me Bill are held directly by the Company. Our consolidated financial statements also include the Legion M Film Fund, described below.

During the six months ended June 30, 2026, our activity shifted toward film distribution. Rather than financing production, we made prints-and-advertising (“P&A”) investments and partnered in the release of pictures released by other distributors, in exchange for a share of the receipts those pictures generate. We committed capital to two pictures during the period: Coyote vs. Acme, released by Ketchup Entertainment; and Nimrods, released by Inaugural Films. Our capital for Fackham Hall, released by Bleecker Street in December 2025, was committed and recorded in 2025; beginning in 2026, investors in the Film Funds described below have participated in that position. Positions of this kind are intended to recoup over a shorter cycle than production investments, though recovery depends on the commercial performance of each picture and is not assured.

In December 2025 we formed two subsidiaries, Legion M Film Fund-1099, LLC (the “1099 Fund”) and Legion M Film Fund-K1, LLC (the “K-1 Fund”), as parallel vehicles through which investors participate in these positions alongside Legion M (each a “Film Fund”, and together the “Film Funds”). The 1099 Fund raises capital through a combination of Regulation Crowdfunding and Regulation D, while the K-1 Fund only raises funds through Regulation D. The Film Funds do not charge a management fee. As capital is recouped from a project it is redeployed into subsequent projects, with a target cycle of approximately six to twenty-four months from deployment to recoupment. Neither Film Fund held any capital at December 31, 2025. During the six months ended June 30, 2026 the Film Funds raised an aggregate of $1,629,540, substantially all of which, net of offering costs, was deployed into Legion M’s positions in Fackham Hall, Coyote vs. Acme and Nimrods. Legion M holds these positions under its agreements with the respective distributors, and the Film Funds participate in them through their arrangements with Legion M.

Going Concern Statement

Legion M is not yet profitable, which means that we rely upon funds from investors (along with any gross profits we make from our business) to pay for our operations. This is common for most startups, and the reason startups like Legion M raise money. Over time we hope to grow our revenue and manage our spending to become profitable, but until that happens our ability to stay in business is reliant upon our ability to raise money from investors.

As described in Note 2 to our financial statements, the accompanying financial statements have been prepared on a “going concern” basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has had no profit since inception, has incurred negative operating cash flows, and has sustained net losses of $890,616 and $1,193,968 for the six-month periods ended June 30, 2026 (“Interim 2026”) and June 30, 2025 (“Interim 2025”), respectively. The Company has an accumulated deficit of $26,037,897 as of June 30, 2026. The Company expects near-term revenue from various projects and investment proceeds. However, the Company’s ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding.

The purpose of this “Going Concern” statement is to alert investors to the fact that the Company does not have enough cash on hand to fund operations for the next 12 months. As such, the Company’s ability to stay in business (i.e., remain a “going concern”) relies on our ability to raise more money from investors. While the Company has successfully managed our fundraising, revenue, and spending to remain a going concern for the past 10 years, there is no guarantee we’ll be able to do so in the future.

Operating Results

Our revenue for the six months ended June 30, 2026 was $642,383, a 62% decrease from revenue of $1,671,067 during the six months ended June 30, 2025.

The following is a summary of revenue:

	Six Months Ended
	June 30,
	2026	2025
Film and Film Related Events Revenue	575,864	1,610,441
Consumer Products	66,519	60,626
	$642,383	$1,671,067

The decrease in revenue was principally attributable to the absence of a comparable theatrical and distribution release in the current period. Interim 2025 included revenue from the distribution of My Dead Friend Zoe, which was released theatrically in February 2025 through our partnership with Briarcliff Entertainment, with international rights subsequently acquired by Universal Pictures. Interim 2026 revenue consists principally of our participation in Fackham Hall, which was released in the United States by Bleecker Street Media, together with merchandise and consumer products revenue and marketing partnership income.

Revenue for Interim 2026 includes $505,495 attributable to Fackham Hall, comprising $112,219 for the first quarter and $393,276 for the second quarter. These amounts represent the Company’s pro rata participation in receipts net of the distributor’s fee and distribution expenses, per participation statements received from Bleecker Street. The second quarter amount was collected in August 2026.

Cost of revenue was $606,401 for Interim 2026 compared to $1,047,482 for Interim 2025. Cost of revenue for Interim 2026 includes $439,561 of amortization of film participation costs relating to Fackham Hall, recognized under the individual-film-forecast method. Gross profit was $35,982 for Interim 2026 compared to $623,585 for Interim 2025.

Operating expenses were $831,020 for Interim 2026 compared to $1,780,089 for Interim 2025, a decrease of 53%. Sales and marketing expense decreased to $132,627 from $952,816, primarily reflecting a decrease in user acquisition spend to $74,589 from $880,027, as the prior period included paid media supporting both our Round 10 crowdfunding offering and the theatrical marketing campaign for My Dead Friend Zoe. General and administrative expense, which for both periods includes compensation and benefits, legal and professional, travel and depreciation expenses, decreased to $698,393 from $827,273.

Interest expense was $99,569 for Interim 2026 compared to $37,470 for Interim 2025, reflecting a full six months of interest on the senior notes and production notes outstanding at Fade to Black and at the parent, together with amortization of debt discount and credit card finance charges.

Net loss was $890,616 for Interim 2026 compared to $1,193,968 for Interim 2025.

Liquidity and Capital Resources

As of June 30, 2026, the Company had cash of $743,264, compared to $789,082 as of December 31, 2025. Of the June 30, 2026 balance, $477,532 was held at Fade to Black and MDFZ, principally $444,404 held in the MDFZ collection account administered by FCAM from the 2025 sales of My Dead Friend Zoe. As noted above, certain amounts earned as part of Legion M’s participation in Fackham Hall during Interim 2026 were not received until August 2026, and are reflected as accounts receivable.

Net cash used in operating activities was $2,054,070 for Interim 2026, compared to $396,814 for Interim 2025. The increase is principally attributable to $988,214 of additions to investments in productions, consisting of prints-and-advertising and co-financing commitments funded during the period.

Net cash provided by financing activities was $2,008,252 for Interim 2026, compared to $1,981,629 for Interim 2025. Financing activities in Interim 2026 consisted of $1,577,959 of member capital contributed to the Film Funds net of offering costs, $372,314 of net proceeds from the issuance of Class A common stock, and $57,978 of proceeds from future production obligations.

We do not have enough cash on hand to fund our operations for the next twelve months. Our ability to continue operations is dependent upon raising additional capital from investors, generating revenue from our projects, and managing our operating expenses. If we fail to raise adequate funds from future rounds, our plan would be to reduce operating expenses and conserve cash while seeking additional funding and finance partners.

The Legion M Film Funds

As of June 30, 2026, the Film Funds had raised $1,629,540 from investors, consisting of $1,298,540 in the 1099 Fund and $331,000 in the K-1 Fund, before offering costs of $51,580. The 1099 Fund is offering up to $1,801,000 of Interests at $10.00 per Interest through a Regulation Crowdfunding offering conducted by DealMaker Securities, LLC, with a minimum target of $108,500 and a deadline of March 10, 2027; both Film Funds also raise capital through Regulation D offerings.

The Film Funds’ strategy emphasizes automatic rollover of proceeds: as capital is recouped from a project it is redeployed into subsequent projects, with a target project-level cycle of approximately six to twenty-four months from deployment to recoupment. The Film Funds leverage Legion M’s existing platform for sourcing, structuring and administering opportunities, and do not charge a management fee. Each Film Fund bears its own operating costs, including crowdfunding platform fees, legal and accounting expenses and the cost of its financial statement audits; Legion M as Manager bears the Film Funds’ organizational expenses without reimbursement.

Investors in each Film Fund hold non-voting limited liability company membership interests. Legion M holds a single Voting Interest carrying all voting power but no right to distributions from the Film Funds; all distributions are apportioned among the members pro rata. Legion M holds the positions in the underlying pictures directly under its agreements with the distributors, and the Film Funds participate in those positions through their arrangements with Legion M. The Film Funds are consolidated, and member capital contributed to the Film Funds, net of offering costs, is presented within future production obligations. See Notes 3 and 7 to the financial statements.

Distribution and Co-Financing Activity

The Company holds prints-and-advertising and co-financing positions in the following three motion pictures, in which the Film Funds participate. The Fackham Hall commitment was made in 2025; the Coyote vs. Acme and Nimrods commitments were made during the six months ended June 30, 2026:

Fackham Hall. Under a co-financing agreement with Bleecker Street Media LLC dated October 28, 2025, as amended, the Company committed $1,000,000 in cash plus marketing support toward Bleecker Street’s release of the picture in the United States, which occurred on December 5, 2025. The $1,000,000 was recorded as an investment in production as of December 31, 2025, and the commitment had been funded in full as of June 30, 2026. The Company holds a pro rata participation in receipts net of the distributor’s fee and distribution expenses, and had earned cumulative participations of $505,495 through June 30, 2026. On February 12, 2026, the Film Funds entered into Co-Financing and Marketing Agreements with the Company under which the Film Funds, pro rata to their member capital, co-finance the Company’s commitment in exchange for a pro rata share of gross receipts until each Fund has received 115% of its cash contribution. The co-financed amount is mutually determined by the parties.

Coyote vs. Acme. On April 29, 2026, the Company entered into a binding term sheet with Ketchup Entertainment, Inc. under which the Company agreed to provide $500,000 to the prints-and-advertising budget for the picture, in consideration for a premium equal to that offered to other P&A providers. The picture was released theatrically on August 28, 2026. The full $500,000 was funded during the period. In September 2026, the Film Funds entered into Co-Financing and Marketing Agreements with the Company under which the Film Funds, pro rata to their member capital, co-finance the Company’s commitment in exchange for a pro rata share of gross receipts until each Fund has received 115% of its cash contribution. The co-financed amount is mutually determined by the parties.

Nimrods. In April 2026, the Company entered into a Marketing and P&A Agreement with Inaugural Films, LLC under which the Company committed a $1,000,000 Marketing Fund Investment, payable in instalments, which included $100,000 of digital marketing, in consideration for a pro rata participation in receipts net of the distributor’s fee and distribution expenses. As of June 30, 2026, $400,000 had been funded. An additional $350,000 was funded on July 17, 2026, and the final instalment of $150,000 was subsequently funded, with the $100,000 of digital marketing also spent. The picture was released theatrically on August 14, 2026. In September 2026, the Film Funds entered into Co-Financing and Marketing Agreements with the Company under which the Film Funds, pro rata to their member capital, co-finance the Company’s commitment in exchange for a pro rata share of gross receipts until each Fund has received 115% of its cash contribution. The co-financed amount is mutually determined by the parties.

Future Production Obligations

Future production obligations are the amounts received from outside investors in specific pictures, including investors in specific film productions and members of the Film Funds, that are repayable from the receipts of those pictures, and are recorded as liabilities of the Company. As of June 30, 2026, the Company recorded a total of $3,696,131 in future production obligations.

MDFZ has raised approximately $3.90 million from investors through June 30, 2026. As of June 30, 2026, the remaining future production obligation related to MDFZ was $164,590, unchanged from December 31, 2025.

Fade to Black has raised approximately $3.13 million in total financing through June 30, 2026, including $57,978 raised from investors during Interim 2026. As of June 30, 2026, the Company had approximately $1,953,582 in future production obligations and approximately $1,101,110 in outstanding loans payable, net of unamortized debt discount, pertaining to Fade to Black.

The Legion M Film Fund raised approximately $1.6 million, net of offering costs, from investors through June 30, 2026, which represents amounts owed to Film Fund members and is presented within future production obligations.

Trend Information

Two of the three pictures to which the Company committed capital during the period — Nimrods and Coyote vs. Acme — were released after the end of the period, in August 2026. No revenue from either picture is reflected in these financial statements. Recoupment of the Company’s investment in each picture, and of the associated premium or investment fee, depends on the commercial performance of the picture and on the distributor’s collection and remittance of gross receipts, neither of which can be assured.

Reporting Obligations

We are required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and our shareholders could receive less information than they might expect to receive from more mature public companies.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2025. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2026, are not necessarily indicative of the results that can be expected for the year ending December 31, 2026.

Legion M Entertainment, Inc.

A Delaware Corporation

Consolidated Financial Statements

Unaudited

June 30, 2026 and December 31, 2025

Legion M Entertainment, Inc.

Consolidated Balance Sheets

As of June 30, 2026 and December 31, 2025

	June 30,	December 31,
	2026	2025
ASSETS
Current assets:
Cash	$743,264	$789,082
Accounts receivable	424,028	41,413
Subscriptions receivable in escrow	63,902	111,490
Other receivable	305	7,755
Inventory	37,198	59,428
Prepaid expenses and other current assets	41,363	42,286
Total current assets	1,310,060	1,051,454
Property and equipment, net	1,304	1,780
Investments in productions, net	5,549,703	5,001,050
Total assets	$6,861,067	$6,054,284

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$224,787	$616,994
Deferred revenue	592,028	683,833
Accrued expenses	240,041	185,214
Loans payable, current	1,576,210	1,561,317
Total current liabilities	2,633,066	3,047,358
Future production obligations	3,696,131	2,059,357
Loan payable	149,900	149,900
Total liabilities	6,479,097	5,256,615

Stockholders’ equity (deficit)
Class A common stock, $0.0001 par, 170,000,000 authorized, 22,548,148 and 22,299,901 issued and outstanding at June 30, 2026 and December 31, 2025, respectively	2,255	2,230
Class B common stock, $0.0001 par, 30,000,000 authorized, 16,492,620 issued and outstanding, 16,465,900 vested at both June 30, 2026 and December 31, 2025	1,649	1,649
Additional paid-in capital	26,415,963	25,941,071
Accumulated deficit	(26,037,897)	(25,147,281)
Total stockholders’ equity (deficit)	381,970	797,669
Total liabilities and stockholders’ equity (deficit)	$6,861,067	$6,054,284

See the accompanying notes, which are an integral part of these unaudited consolidated financial statements.

Legion M Entertainment, Inc.

Unaudited Consolidated Statements of Operations

For the six months ended June 30, 2026 and 2025

	Six Months Ended
	June 30,
	2026	2025
Revenue	$642,383	$1,671,067
Cost of revenue	606,401	1,047,482
Gross profit (loss)	35,982	623,585

Operating expenses:
General and administrative	698,393	827,273
Sales and marketing	132,627	952,816
Total operating expenses	831,020	1,780,089
Loss from operations	(795,038)	(1,156,504)

Other income (expense):
Interest expense	(99,569)	(37,470)
Interest income	3,991	6
Total other income (expense)	(95,578)	(37,464)
Net loss	$(890,616)	$(1,193,968)

Weighted average number of common shares outstanding - basic and diluted	38,882,613	37,680,407
Net loss per common share - basic and diluted	$(0.02)	$(0.03)

See the accompanying notes, which are an integral part of these unaudited consolidated financial statements.

Legion M Entertainment, Inc.

Unaudited Consolidated Statements of Changes in Equity

For the six months ended June 30, 2026 and 2025

	Common Stock				Additional			Total Stockholders’
	Class A		Class B		Paid-in	Subscription	Accumulated	Equity
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	(Deficit)
Balances at December 31, 2024	20,495,908	$2,050	16,492,620	$1,649	$22,932,809	$-	$(23,606,848)	$(670,340)
Common stock issuances:
Class A ($1.65 issue)	1,368,551	137	-	-	2,666,127	(437,446)	-	2,228,818
Bonus Shares	-	-	-	-	-	-	-	-
Stock based compensation	-	-	-	-	87,802	-	-	87,802
Net loss	-	-	-	-	-	-	(1,193,968)	(1,193,968)
Balances at June 30, 2025	21,864,459	$2,187	16,492,620	$1,649	$25,686,738	$(437,446)	$(24,800,816)	$452,312

Balances at December 31, 2025	22,299,901	$2,230	16,492,620	$1,649	$25,941,071	$-	$(25,147,281)	$797,669
Common stock issuances:
Class A - Round 10S	95,521	10	-	-	175,309	-	-	175,319
Class A - Round 11S	152,726	15	-	-	323,887	-	-	323,902
Stock based compensation	-	-	-	-	78,738	-	-	78,738
Gift card breakage	-	-	-	-	71,452	-	-	71,452
Offering costs	-	-	-	-	(174,495)	-	-	(174,495)
Net loss	-	-	-	-	-	-	(890,616)	(890,616)
Balances at June 30, 2026	22,548,148	$2,255	16,492,620	$1,649	$26,415,963	$-	$(26,037,897)	$381,970

See the accompanying notes, which are an integral part of these unaudited consolidated financial statements.

Legion M Entertainment, Inc.

Unaudited Consolidated Statements of Cash Flows

For the six months ended June 30, 2026 and 2025

	Six Months Ended
	June 30,
	2026	2025
Cash flows from operating activities:
Net loss	$(890,616)	$(1,193,968)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of film production costs	439,561	940,697
Stock-based compensation	78,738	87,802
Amortization of debt discount	14,893	25,000
Depreciation	476	839
Write-off of future production obligation	837	-
Changes in operating assets and liabilities:
Accounts receivable	(382,615)	-
Other receivable	7,450	(519)
Inventory	22,230	(27,817)
Prepaid expenses and other current assets	923	(5,475)
Film production and project costs	(988,214)	(289,824)
Accounts payable	(392,207)	(146,888)
Deferred revenue	(20,353)	155,230
Accrued expenses	54,827	58,109
Net cash used in operating activities	(2,054,070)	(396,814)
Cash flows from financing activities:
Proceeds from future production obligations	1,687,518	653,280
Repayment of future production obligations	-	(805,539)
Proceeds from loans payable	-	5,000
Repayment of loans payable	-	(99,930)
Proceeds from issuance of Class A common stock	546,809	2,228,818
Offering costs	(174,495)	-
Net cash provided by financing activities	2,008,252	1,981,629
Net change in cash	(45,818)	1,584,815
Cash at beginning of period	789,082	249,562
Cash at end of period	$743,264	$1,834,377

Supplemental disclosure of cash flow information:
Cash paid for interest	$17,878	$12,470
Cash paid for income taxes	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Gift card breakage recorded to additional paid-in capital	$71,452	$-
Subscription receivable	$-	$437,446

See the accompanying notes, which are an integral part of these unaudited consolidated financial statements.

Legion M Entertainment, Inc.

Notes to the Consolidated Financial Statements

For the six months ended June 30, 2026 and 2025

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the “Company” or “Legion M”) is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company. The Company partners with creators and other entertainment companies — from independent filmmakers to large Hollywood studios and distributors — to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, live events, and more.

MDFZ, LLC (“MDFZ”) is a limited liability company formed on April 28, 2023 under the laws of California. MDFZ is a special purpose vehicle formed to produce a feature film entitled “My Dead Friend Zoe.” MDFZ is headquartered in Los Angeles, California and is a wholly owned subsidiary of the Company.

Fade to Black LLC (“Fade to Black”) is a limited liability company formed on June 26, 2024 under the laws of Delaware. Fade to Black is a special purpose vehicle formed to produce a feature film entitled “FADE TO BLACK.” Fade to Black is headquartered in Los Angeles, California and is a wholly owned subsidiary of the Company.

Legion M Film Fund-1099, LLC (the “1099 Fund”) and Legion M Film Fund-K1, LLC (the “K1 Fund,” and together with the 1099 Fund, the “Film Fund”) are Delaware limited liability companies formed on December 22, 2025 as parallel vehicles to make investments in film and related media projects. The Film Fund is managed by Jeff Annison and Paul Scanlan, the founders and executives of Legion M. The 1099 Fund is structured to be taxed as a corporation and issues Forms 1099 to its investors, while the K1 Fund is structured as a partnership and issues Schedule K-1s. Each Fund is authorized to issue a single class of non-voting limited liability company membership interests at $10.00 per Interest; all voting power is held exclusively by Legion M as holder of each Fund’s sole Voting Interest. The 1099 Fund has a Regulation CF offering (via DealMaker Securities LLC) and a concurrent Regulation D offering. The K1 Fund has a separate Regulation D offering available only to accredited investors. The investment objective of the Film Fund is to deliver consistent, risk-managed returns by investing in distribution of film and related media projects, including Legion M-led releases and Legion M-facilitated participation in third-party projects.

The financial statements of Legion M, MDFZ, Fade to Black, and the Film Fund are consolidated (see Note 3).

NOTE 2: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has had no profit since inception, has incurred negative operating cash flows, and has sustained net losses of $890,616 and $1,193,968 for the six months ended June 30, 2026 and 2025, respectively. The Company has an accumulated deficit of $26,037,897 as of June 30, 2026. The Company expects near-term revenue from various projects and investment proceeds. However, the Company’s ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. The Company has successfully raised more than $25,000,000 over eleven rounds of funding, with an expectation to continue raising money in the future. No assurance can be given that the Company will be successful in these future fundraising efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Legion M as well as its subsidiaries required to be consolidated under GAAP. Significant intercompany accounts and transactions have been eliminated upon consolidation. The Company’s MDFZ, Fade to Black, and Film Fund subsidiaries are included in the consolidated financial statements.

Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 1-SA. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. These statements should be read in conjunction with the Company’s audited financial statements and the notes thereto for the year ended December 31, 2025.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include useful lives and impairment of film production costs, estimates of ultimate revenue used in the amortization of film production costs, estimates of revenue earned but not yet reported by distributors, impairment of inventory, distinguishing liabilities from equity, valuation of future production obligations based on estimates of future revenues, and fair value of stock options and warrants. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Cash Equivalents

For the purpose of the consolidated statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. As of June 30, 2026 and December 31, 2025, the cash balance exceeded the FDIC insured limits by $0 and $241,117, respectively.

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. Accounts receivable, net of the allowance for doubtful accounts, was $424,028 and $41,413 as of June 30, 2026 and December 31, 2025, respectively. The allowance for doubtful accounts was $95,000 at both dates. The June 30, 2026 balance includes $393,276 due from a distribution partner under a participation statement for the period ended June 30, 2026, which was collected in August 2026.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on the balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders’ equity (deficit) on the consolidated balance sheet. Investor funds held in escrow by the Company’s funding portals pending distribution to the Company are presented as subscriptions receivable in escrow, and were $63,902 and $111,490 as of June 30, 2026 and December 31, 2025, respectively.

Other Receivables

Other receivables are primarily due from payment processors and gateways (e.g. PayPal, Stripe), and were $305 and $7,755 as of June 30, 2026 and December 31, 2025, respectively.

Inventory

Inventories are comprised of merchandise (t-shirts, collectibles, hats, etc.) that are used for marketing and/or for sale in the Legion M store (shop.legionm.com). Inventories are stated at the lower of cost or net realizable value, with cost determined using the average costing method. Inventory balances as of June 30, 2026 and December 31, 2025 were $37,198 and $59,428, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management’s estimated forecast of product demand. No inventory impairment was recorded during the six months ended June 30, 2026 and 2025.

Film Production and Project Costs

In accordance with ASC 926, “Entertainment—Films,” the Company capitalizes costs associated with production, including development costs, direct costs, and production overhead. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing costs. Costs for productions not produced are written off at the time the decision is made not to develop the story or after three years.

Film Participation Costs

The Company also makes prints-and-advertising and co-financing investments in pictures it does not produce, in exchange for a contractual right to a share of the receipts of that picture. In each such arrangement the Company’s recovery is contingent upon and limited to the receipts of the specific picture; no counterparty has an unconditional obligation to repay the Company, and the Company receives nothing if a picture generates no receipts. Accordingly these investments are not financing receivables and no allowance for credit losses is recorded. Where an arrangement provides for a fixed premium or investment fee in addition to recovery of the amount invested, that premium or fee is treated as a component of estimated ultimate revenue rather than as interest income. Such costs are capitalized and, by analogy to ASC 926, amortized on the individual-film-forecast method.

Amortization

Film production and participation costs are amortized using the individual-film-forecast-computation method, which amortizes such costs in the same ratio that current period actual revenue bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year. In this way, in the absence of changes in estimates, film costs are amortized in a manner that yields a constant rate of profit over the ultimate period. Amortization commences when a picture begins to generate revenue. Management bases its estimates of ultimate revenue for each picture on a variety of factors, including historical performance of similar pictures, market research, contractual recoupment entitlements, and the existence of future firm commitments. The Company regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value. Film production and project costs are stated at the lower of unamortized cost or estimated fair value on a production / project basis. Results of operations in future periods are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates; as a result, the Company’s financial results fluctuate from period to period. If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs to estimated fair value. In assessing potential impairment, the Company considers the forecasted financial performance of the investee productions and the volatility inherent in the external markets, where available. Amortization was $439,561 and $940,697 for the six months ended June 30, 2026 and 2025, respectively. No impairment was recorded in either period.

As of June 30, 2026 and December 31, 2025, investments in productions, net, were $5,549,703 and $5,001,050, respectively.

Coyote vs. Acme and Nimrods were released theatrically in August 2026, after the end of the period. Because amortization commences when a picture begins to generate revenue, no revenue was recognized and no amortization was recorded in respect of either picture during the six months ended June 30, 2026.

The recoverability of capitalized film participation costs depends on management’s estimate of each picture’s ultimate revenue. At June 30, 2026 the estimated remaining ultimate revenue of Fackham Hall exceeded its unamortized cost of $560,439 by approximately $84,000. A reduction in that estimate would result in an impairment charge. Estimates of ultimate revenue for Coyote vs. Acme and Nimrods reflect the contractual premium and investment fee to which the Company is entitled, and both pictures released after the period end, so limited performance information was available as of the date these financial statements were available to be issued.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Property and equipment is stated at cost less accumulated depreciation. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives of 5 years. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No assets were impaired as of June 30, 2026 and December 31, 2025. As of June 30, 2026 and December 31, 2025, original cost was $60,320 at both dates and accumulated depreciation was $59,016 and $58,540, respectively, resulting in property and equipment, net of $1,304 and $1,780, respectively. Depreciation expense totaled $476 and $839 for the six months ended June 30, 2026 and 2025, respectively.

	June 30,	December 31,
	2026	2025
Original cost	$60,320	$60,320
Accumulated depreciation	(59,016)	(58,540)
Property and equipment, net	$1,304	$1,781

Future Production Obligations

The Company records future production obligations as financial liabilities for investment proceeds received from outside investors for specific film productions and, in the case of the Film Funds, for participations in the release of specific pictures. Investors are entitled to return of their investment plus a fixed premium and contingent backend participation, payable exclusively through a contractual waterfall. Repayment is conditioned entirely on the availability of film revenues flowing through the waterfall to the investor position, and investors have no recourse to the Company’s general assets. The Company has not elected the Fair Value Option under ASC 825-10 for these instruments. The liability is initially recognized at the cash investment proceeds received in accordance with ASC 470-10-25-1 and 25-2 and is subsequently reduced as investor repayments are made through the waterfall. Because the obligation is conditioned entirely on the availability of waterfall proceeds, the liability is subject to derecognition under ASC 405-20-40-1(b) when management determines that projected film revenues are lower than previous estimates. See Notes 4 to 7. As of June 30, 2026, film-specific investor obligations were $2,118,172, compared to $2,059,357 as of December 31, 2025, the increase reflecting $57,978 of proceeds raised from investors in Fade to Black during the period and the write-off of an $837 residual debit balance relating to the Shatner Shares. Future production obligations on the consolidated balance sheet also include $1,577,959 of member capital contributed to the Film Fund, net of offering costs (see Note 7), for a total of $3,696,131 as of June 30, 2026.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 -	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 -	Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate fair value.

Concentrations of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited. At June 30, 2026 the Company had no cash balances in excess of federally insured limits.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Film revenue includes revenue from the production and distribution of films, as well as release partnerships and film related events and sponsorships. Film revenue is recognized at a point in time when the relevant performance obligation (the sale or distribution of the film, film event or sponsorship obligation) has been fulfilled. Prior to the digital release of licensed content, the Company might provide the option to release content as part of a theatrical release. Revenue from these events is recognized at a point in time - when the theatrical showing takes place. The Company will negotiate the terms of the theatrical distribution window (ranging from a few weeks to a few months), profit sharing percentage, and collection terms with the theater owners prior to the release. Theatrical release revenue fluctuates depending on the timing and scale of theatrical showings.

Film revenue also includes the Company’s participation in pictures it does not produce, including prints-and-advertising and co-financing arrangements. Such revenue represents the Company’s contractual share of the picture’s receipts, net of the distributor’s fee and distribution expenses, and is recognized as the underlying receipts are earned, based on participation statements received from the distributor. Where a distributor accounting statement has not been received as of the reporting date, the Company estimates amounts earned based on available information regarding the picture’s performance and the contractual terms of the applicable distribution agreement.

Revenue from consumer products is recognized at a point in time when the merchandise is shipped.

The following is a disaggregation of revenue:

	Six Months Ended
	June 30,
	2026	2025
Film and Film Related Events Revenue	575,864	1,610,441
Consumer Products	66,519	60,626
	$642,383	$1,671,067

Deferred Revenue

Deferred revenue is recorded for payments received that have not yet been earned. Deferred revenue was $592,028 and $683,833 as of June 30, 2026 and December 31, 2025, respectively. For both periods, these balances comprised primarily outstanding gift cards for merchandise sales attributable to investor rewards (see Note 9). The Company evaluates unused gift card balances for breakage after a period of two years and recognizes breakage on unredeemed gift cards as a credit to additional paid-in capital, consistent with their origin as investor rewards rather than sales. Breakage of $71,452 was recognized for the six months ended June 30, 2026.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1 with regard to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs; they are charged to stockholders’ equity upon completion of the offering or to expense if the offering is not completed. Offering costs of $174,495 were charged to additional paid-in capital during the six months ended June 30, 2026.

Income Taxes

The Company uses the liability method of accounting for income taxes under ASC 740, Income Taxes. Deferred taxes are determined based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect when the differences reverse. A valuation allowance is recorded when it is more likely than not that deferred tax assets will not be realized. The Company has recorded a full valuation allowance against its net deferred tax assets, and accordingly no provision for income taxes was recorded for the six months ended June 30, 2026 and 2025. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit is recognized in the financial statements. The Company has determined that there are no material uncertain tax positions. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense; no interest or penalties were recognized during the six months ended June 30, 2026 and 2025. MDFZ and Fade to Black are limited liability companies and do not incur taxes, instead passing their taxable income or losses to the Company.

Net Loss per Share

Net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net loss per share. Diluted net loss per share reflects the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of diluted net loss per share when their inclusion would be anti-dilutive. As of June 30, 2026 and 2025, potentially dilutive securities excluded from the computation consisted of warrants to purchase 300,000 and 570,000 shares and options to purchase 4,236,630 and 4,746,630 shares, respectively, for totals of 4,536,630 and 5,316,630. As of June 30, 2026, the number of shares issuable on conversion of loan payable is indeterminable. As all potentially dilutive securities are anti-dilutive, diluted net loss per share is the same as basic net loss per share for each period.

	Six Months Ended
	June 30,
	2026	2025
Warrants	300,000	570,000
Options	4,236,630	4,746,630
Total dilutive securities	4,536,630	5,316,630

Segment Reporting

The Company operates as a single reportable segment in accordance with ASC 280, as amended by ASU 2023-07. The Chief Operating Decision Makers, the Chief Executive Officer and President, evaluate financial performance and allocate resources based on consolidated financial results. The Company does not manage its operations or prepare financial information on a disaggregated basis beyond the consolidated level for internal reporting purposes. The Chief Operating Decision Makers review consolidated operating results, focusing on revenue, operating income (loss) and the significant expense categories of cost of revenue, sales and marketing, and general and administrative expenses, each of which is presented in the consolidated statements of operations. No other significant expense categories or performance metrics are regularly provided to the Chief Operating Decision Makers on a disaggregated basis. Segment profit or loss is measured consistently with the consolidated operating income (loss) presented in the consolidated statements of operations. The Company’s accounting policies for segment reporting are consistent with the significant accounting policies described in this note.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 4: WILLIAM SHATNER: YOU CAN CALL ME BILL

The Company conducted a Regulation Crowdfunding offering and a concurrent Regulation D offering (the “Shatner Offering”) in the first quarter of 2023 in which it raised approximately $750,000 from the sale of securities called “Shatner Shares”. Holders of the Shatner Shares have the right to receive a portion of the Net Picture Revenue (as defined in the waterfall below) generated by the documentary film William Shatner: You Can Call Me Bill (the “Picture”). The Shatner Offering was conducted through the William Shatner Documentary I (the “SPV”), a series of Wefunder SPV, LLC, a Delaware limited liability company and a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act. The SPV used the funds received to purchase an equivalent amount of Shatner Shares, which it holds on behalf of the investors in the offering. The SPV has no purpose other than to hold the Shatner Shares issued by the Company and pass through the rights related to the Shatner Shares. A portion of the funds raised were used to repay the Company, and the remainder were used to pay costs incurred for and by the production.

As of June 30, 2026, future production obligations relating to the Shatner Shares were $0, following the write-off to general and administrative expense of a residual debit balance of $837 during the six months ended June 30, 2026. No amounts were disbursed to Shatner Shares investors during the six months ended June 30, 2026. During the year ended December 31, 2025, the Company disbursed $164,920 to Shatner Shares investors through the contractual waterfall and recognized a $585,917 gain on the release of the Shatner future production obligation under ASC 405-20-40-1(b), reflecting the portion of the obligation that the Company estimates will not be paid based on the impairment of the underlying film asset.

Operative Waterfall

“Proceeds” is defined as all monies earned by exhibition, distribution and exploitation of the documentary, including ancillary income, merchandising income, and licensing of the same. “Net Profits” is defined as all revenue received by Legion M Entertainment, Inc. from the distribution of the film after standard third-party fees; for the purpose of clarity, “Net Profits” do not include “Legion M Retail Sales” or “Legion M Ticket Bundle” as described in the Regulation CF offering’s subscription agreement. “Gross Picture Revenue” does not include revenue not generated directly by the Picture, including any revenue generated from music rights to Mr. Shatner’s songs used in the film; any fees charged by Mr. Shatner for autographs, appearances, photos, meet and greets, and similar activities, even when performed at screenings of, or events related to, the Picture; and any revenue earned by Legion M, Mr. Shatner, or Exhibit A from projects other than the Picture.

First, sales representatives and/or distributors take fees, costs and expenses “off the top” prior to payment of proceeds to Legion M.

Second, payment of any third-party expenses will be deducted, including sales commissions, distribution and marketing expenses, merchandise and events cost of goods sold, legal fees, accounting fees, administrative fees (including anticipated future costs such as taxes and residuals), and any other valid third-party fees or expenses related to the production, distribution, or exploitation of the Picture.

Third, 100% of revenue (if any) remaining after the second step will be distributed proportionally to owners of Shatner Shares until those investors have recouped 100% of their initial investment.

Fourth, Net Profits remaining after the third step will be split 33% to owners of Shatner Shares, pro rata and on a pari passu basis, and 67% to the producers of the film. The producers’ share is applied first to recoupment of deferrals, 78.57% to Melis Productions Inc. until Mr. Shatner’s deferred fee of $550,000 is fully paid and 21.43% to Legion M until Legion M’s deferred fee of $150,000 is fully paid, and thereafter split equally among Exhibit A Pictures, Melis Productions Inc. and Legion M.

As of June 30, 2026 and December 31, 2025, the Company had $0 in Shatner documentary film production costs, net of amounts amortized to cost of revenues and impairments, on the consolidated balance sheets. No amortization or impairment was recorded during the six months ended June 30, 2026. During the year ended December 31, 2025, the Company recognized $200,659 of amortization expense within cost of revenue and a $191,774 impairment under ASC 926-20-35-12, fully writing down the carrying value of the Shatner documentary asset.

NOTE 5: MY DEAD FRIEND ZOE

MDFZ, LLC is a special purpose vehicle which was formed to produce the feature film entitled “My Dead Friend Zoe.” MDFZ raised $3,870,029 in financing through June 30, 2026, comprised of $777,075 from a Regulation D investment on WeFunder, $773,954 in Regulation CF investments on WeFunder, and $2,259,000 through Regulation D private investments. The Company incurred $108,047 in additional fees pertaining to the financings. As of June 30, 2026 and December 31, 2025, the Company had $164,590 in future production obligations on the consolidated balance sheets pertaining to MDFZ at both dates. No amounts were repaid to MDFZ investors during the six months ended June 30, 2026. During the year ended December 31, 2025, the Company repaid $813,248 to MDFZ investors and recognized a gain of $2,892,192 on the contractual expiration of the remaining MDFZ investor obligation under ASC 405-20-40-1(b). See Note 3 for additional detail.

WeFunder investments and private investments through Regulation D carry a 20% premium to be paid out of the waterfall, secured via worldwide sales and recouped as further described in the waterfall below. Backend revenue derives from the investor’s equity share of the “Investor Backend” (defined as 50% of 100% of all available backend, being “Investor’s Net Profits” in the waterfall) on a pro rata, pari passu basis with other equity investors, to be paid in perpetuity and in accordance with the collection account management agreement for the picture. If debt lenders require a backend position for a reduction in debt costs, investors have agreed that such points shall come out of the Investor Backend upon the investor’s prior written approval.

Operative Waterfall

All revenue derived from the exploitation of “My Dead Friend Zoe”, and all ancillary rights thereof, in any and all media now known or hereafter devised, throughout the world, in perpetuity (“Collected Gross Receipts”) is paid to a collection account managed by an approved collection account manager (“CAM”) and distributed per a collection account management agreement in the following order: first, to the CAM in payment of its remuneration and actual, verifiable expenses; second, to fund the residuals set-aside; third, towards the payment of additional union payments, if any; fourth, to the sales agent for payment of the sales fee and sales expenses; fifth, as a reserve to the production company not to exceed $15,000 per year for actual, verifiable, third-party tax and corporate maintenance; sixth, if applicable, to debt investors in payment of any principal or interest due on any applicable loan against the picture or tax credit loan, or to repay any tax credit shortfall; seventh, if applicable, on a pro rata and pari passu basis, to the budgeted line item deferments of the writers, director and producers; eighth, to the equity investors on a pro rata, pari passu basis, in payment of the equity investments, including the investment amount plus premiums thereon; ninth, on a pro rata and pari passu basis, to third-party talent deferments approved by the investors, if any; tenth, to actors, as applicable, for their streaming or box office bonuses; and thereafter the remaining balance is considered “Net Profits” and is allocated 50% as Investor’s Net Profits, paid to the investors on a pro rata, pari passu basis according to their investment amount, and 50% as producer’s net profits.

As of June 30, 2026 and December 31, 2025, MDFZ had $118,944 in film production costs on the consolidated balance sheets at both dates. No amortization or impairment was recorded during the six months ended June 30, 2026. During the year ended December 31, 2025, the Company recorded amortization of $809,502 and an impairment of $2,431,354 under ASC 926-20-35-12.

NOTE 6: FADE TO BLACK

Fade to Black LLC is a special purpose vehicle which was formed to produce a feature film currently entitled “FADE TO BLACK”. Through December 31, 2025, Fade to Black raised approximately $2,696,000 in financing, comprised of $800,000 from short-term loans, $500,000 from note purchase agreements and $1,895,604 through Regulation D and Regulation CF investments. Of the Regulation investments, $561,137 was raised in Regulation D investments on WeFunder, $640,000 in Regulation D issuances through private investments and $694,468 in Regulation CF investments on WeFunder. During the six months ended June 30, 2026, Fade to Black received an additional $57,978 of Regulation CF investor proceeds through WeFunder, which were received by Legion M on its behalf. As of June 30, 2026 and December 31, 2025, the Company had $1,953,582 and $1,895,604, respectively, in future production obligations, and approximately $1,101,110 and $1,086,217, respectively, in outstanding loans payable, net of unamortized debt discount, on the consolidated balance sheets pertaining to Fade to Black.

The Regulation D and CF investments (“Regulation Investment”) carry a 20% premium (the “Premium”); both the Regulation Investment and the Premium are paid out of the waterfall described below. Backend revenue derives from the investor’s share of the “Investor Backend” (defined as 50% of 100% of all available backend, being “Investor’s Net Profits” in the waterfall) on a pro rata, pari passu basis with other equity investors, to be paid in perpetuity and in accordance with the collection account management agreement for “Fade to Black”.

Operative Waterfall

All revenue derived from the exploitation of “Fade to Black” and all ancillary rights thereof, from all sources and in any and all media now known or hereafter devised, throughout the world, in perpetuity (“Collected Gross Receipts”) is disbursed in the following order and priority on a cumulative and continuing basis: to the collection agent in payment of its remuneration and expenses; to fund a customary residuals set-aside; towards the payment of any customary additional union payments; to the sales agents for payment of their sales fees and actual, verifiable, reasonable, customary third-party sales, delivery and marketing expenses and, if applicable, a market overhead charge; as a reserve to the company not to exceed $15,000 per year for actual, verifiable, third-party tax and corporate maintenance, liquidated annually; if applicable, to debt lenders in payment of any principal or interest due on any applicable loan or tax credit loan against “Fade to Black”, or to repay any tax credit shortfall; if applicable, on a pro rata and pari passu basis, to the budgeted line item deferments of the writers, director and producers; to the equity financiers on a pro rata, pari passu basis, in payment of the equity investments plus contractual returns thereon; on a pro rata and pari passu basis, to third-party talent deferments, if any; to actors, as applicable, for their streaming or box office bonuses; and thereafter the remaining balance is considered “Net Profits” and is allocated 50% to the “financier pool”, paid to equity financiers on a pro rata, pari passu basis according to their investment amounts, and 50% to the “producer pool”, allocated on a pro rata, pari passu basis to the parties entitled thereto.

The feature film currently titled “FADE TO BLACK” wrapped filming in the fourth quarter of 2024. As of the date these financial statements were available to be issued, the film is in post-production. As of June 30, 2026 and December 31, 2025, Fade to Black had $3,671,952 in film production costs on the consolidated balance sheets at both dates.

Financings

As of June 30, 2026 and December 31, 2025, Fade to Black had notes payable and bridge loans outstanding with aggregate principal of $1,109,970 at both dates, bearing interest at rates of 10% to 12% per annum, and an unamortized debt discount of $8,860 and $23,753, respectively. During the six months ended June 30, 2026, Fade to Black accrued interest expense of $50,548 on these obligations and amortized $14,893 of debt discount to interest expense. No principal was repaid during the period. As of December 31, 2025, Fade to Black was in default under its bridge loan agreement, which required repayment of $500,000 of principal plus a $50,000 premium within 120 days of the initial funding date; upon default, the agreement provides that the lender may either continue accruing interest at 20% per annum, or 1.666% per month, until full repayment, or elect to convert the outstanding principal, premium, and unpaid accrued interest into Legion M stock at 50% of the applicable fair market value. The bridge loan remained unpaid as of June 30, 2026. See Note 8.

NOTE 7: LEGION M FILM FUNDS

The 1099 Fund has a Regulation CF offering (via DealMaker Securities LLC) with a target offering amount of $108,500 and a maximum offering amount of $651,000 (increased to $1,801,000 in September 2026; see Note 13), at $10.00 per Interest, with an offering deadline of March 10, 2027. Both Funds have Regulation D (Rule 506(c)) offerings available to accredited investors. The objective of the Film Fund is to deliver consistent, risk-managed returns through direct contractual arrangements including distribution agreements, P&A commitments, minimum guarantee advances, and co-marketing activities for distribution projects of Legion M and its partners. As returns from one project are recouped, they are redeployed into subsequent projects.

As of December 31, 2025, no capital had been contributed to either Fund. During the six months ended June 30, 2026, the Funds received capital contributions of $1,629,540, consisting of $1,298,540 in the 1099 Fund and $331,000 in the K1 Fund, and incurred offering costs of $51,580 which have been charged against member capital. The Funds’ offering documents provide that each Fund bears its own operating costs, including crowdfunding platform fees, while the Manager bears the Funds’ organizational expenses without reimbursement. Member capital, net of offering costs, was $1,577,959 as of June 30, 2026, and no distributions were made to members during the period.

Investors in each Fund hold non-voting limited liability company membership interests. Legion M holds a single Voting Interest carrying all voting power but no right to distributions. Under each Fund’s operating agreement, all Distributable Cash is apportioned among the members pro rata in accordance with their respective Percentage Interests, first as a return of capital contributions and thereafter pro rata; there is no manager promote or carried interest.

The membership interests are not mandatorily redeemable. The term of each Fund is perpetual. A member may request redemption of that portion of its capital not then invested in a project or reserved for Fund expenses, together with any proceeds received from a project in which its capital was invested, which is redeemed and distributed within thirty days of a valid request, subject to the availability of cash and to an annual cap on redemptions. Capital then invested in a project is redeemed only as and when the Fund receives proceeds from that project, and a redeeming member does not participate in returns generated by that project after the redemption date. Neither Fund has any obligation to dispose of assets, incur indebtedness or otherwise raise capital to fund redemptions. In addition, the estate or legal representative of a member who is a natural person may request redemption following the member’s death, disability or bankruptcy.

Member capital contributed to the Funds, net of offering costs, is presented within future production obligations on the consolidated balance sheet, consistent with the Company’s presentation of other investor capital raised for specific film activity. As with those investors, the members contribute cash in exchange for a share of the receipts of specific pictures. Under ASC 470-10-25-2, the Company classifies the members’ capital as a liability because Legion M controls the Funds, the members’ returns are limited to 115% of the amount co-financed in each project, and members may request redemption. The obligation is carried at the cash raised, net of offering costs and distributions; no interest is accrued because the members’ returns depend on the performance of the underlying pictures. Redemption for the 1099 Fund is measured on invested capital and for the K-1 Fund on the member’s capital account balance.

During the six months ended June 30, 2026, member capital raised by the Funds was deployed in prints-and-advertising and co-financing positions in Fackham Hall, Coyote vs. Acme and Nimrods. Legion M holds these positions under its agreements with the respective distributors, and each Fund participates in them through its arrangements with Legion M.

NOTE 8: LOANS PAYABLE

SBA Loan

An EIDL Loan of $48,200 was granted to the Company on January 20, 2021. The terms provide for 3.75% interest and require monthly payments of $236 commencing in July 2022 for 30 years. The Company requested and was granted an increase to the existing EIDL loan. On April 4, 2022, the Company received an additional $101,700. The incremental monthly repayment is $516. The outstanding principal balance of the EIDL Loan was $149,900 as of both June 30, 2026 and December 31, 2025.

Other Loans

The Company has outstanding senior debt of $325,000 bearing interest at 10% per annum, and a $150,000 obligation relating to the Defiant film. Fade to Black has outstanding notes payable with an aggregate face amount of $1,109,970 as of June 30, 2026, bearing interest at rates ranging from 10% to 12% per annum, carried net of unamortized debt discount of $8,860. Interest accrued on the Fade to Black notes during the six months ended June 30, 2026 was $50,548 and on the senior note was $16,250, both of which were unpaid as of June 30, 2026. Amortization of debt discount on the Fade to Black notes was $14,893 for the six months ended June 30, 2026. As of June 30, 2026 and December 31, 2025, total loans payable were $1,726,110 and $1,711,217, respectively, of which $1,576,210 and $1,561,317 were current and $149,900 was non-current at both dates.

NOTE 9: STOCKHOLDERS’ EQUITY (DEFICIT)

The Company’s articles of incorporation, as amended and restated, authorize 200,000,000 shares of common stock with a par value of $0.0001, of which 170,000,000 shares are designated as Class A Common Stock and 30,000,000 shares are designated as Class B Common Stock. The Class B Common Stock carries a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

As of June 30, 2026 and December 31, 2025, 16,492,620 shares of Class B Common Stock were issued and outstanding, of which 16,465,900 had vested at both dates.

During the six months ended June 30, 2026, the Company issued Class A common stock at an offering price of $2.10 per share for gross proceeds of $499,221, and incurred offering costs of $174,495. The issuances comprised $175,319 under Round 10S, which closed in January 2026, and $323,902 under Round 11S.

Share quantities for these issuances are estimated from recorded proceeds pending receipt of capitalization table detail from the Company’s funding platform. Shares are derived using the blended price per share observed for each round: $1.8354 for Round 10S and $2.1208 for Round 11S, each reflecting the bonus shares awarded at higher investment tiers. The estimated 248,247 shares represent approximately 1.1% of Class A shares outstanding and $25 of par value, and are not material to the financial statements taken as a whole.

NOTE 10: SHARE-BASED PAYMENTS

Stock-based compensation expense was $78,738 and $87,802 for the six months ended June 30, 2026 and 2025, respectively. During the six months ended June 30, 2026 the Company granted options to purchase 60,000 shares at an exercise price of $1.40, vesting over two years from December 5, 2025. The grant-date fair value of $1.5232 per option was estimated using the Black-Scholes model with a stock price of $2.25, expected term of 5.52 years, expected volatility of 60%, no expected dividends and a risk-free rate of 4.01%. Options to purchase 590,000 shares, all granted in April 2016 at an exercise price of $0.001 and all fully vested, expired on April 11, 2026 at the end of their ten-year term; the expiration had no effect on stock-based compensation expense. No options were exercised during the period.

As of June 30, 2026, options to purchase 4,236,630 shares at a weighted average exercise price of $0.8850 were outstanding, of which options to purchase 4,012,774 shares at a weighted average exercise price of $0.9025 were exercisable, and warrants to purchase 300,000 shares of Class B common stock were outstanding and fully vested, at a weighted average exercise price of $1.17: 50,000 shares at $0.75 per share, issued in June 2017 and expiring in 2027, and 250,000 shares at $1.25 per share, issued in October 2021 and expiring in 2031. A warrant to purchase 270,000 shares of Class B common stock at an exercise price of $0.001, issued in April 2016, expired on April 12, 2026. There was no other warrant activity during the period and no unrecognized compensation cost related to warrants. As of June 30, 2026 there was $137,000 of unrecognized compensation cost related to unvested options. These potentially dilutive securities have been excluded from the computation of diluted net loss per share as their effect would be anti-dilutive.

Activity in options outstanding was as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2025	4,766,630	$0.77	$5,867,092
Granted	60,000	1.40
Exercised	-	-
Forfeited	-	-
Expired	(590,000)	0.00
Outstanding as of June 30, 2026	4,236,630	$0.89	$5,778,702

Exercisable as of June 30, 2026	4,012,774	$0.90	$5,407,409
Exercisable as of December 31, 2025	4,602,774	$0.79	$5,583,847

NOTE 11: COMMITMENTS AND CONTINGENCIES

Fackham Hall. Under the co-financing agreement with Bleecker Street Media LLC, the Company committed $1,000,000 in cash plus marketing support. The commitment was funded in full as of June 30, 2026.

Nimrods. Under the Marketing and P&A Agreement with Inaugural Films, LLC, the Company committed a $1,000,000 Marketing Fund Investment payable in instalments through September 15, 2026, which included $100,000 of digital marketing. As of June 30, 2026, $400,000 had been funded and $600,000 remained committed, of which $350,000 was funded on July 17, 2026, the final instalment of $150,000 was subsequently funded and the $100,000 of digital marketing was spent.

Coyote vs. Acme. The Company’s $500,000 commitment to the prints-and-advertising budget was funded in full during the period.

From time to time the Company may be involved in legal proceedings arising in the ordinary course of business. As of June 30, 2026, the Company was not party to any pending legal proceedings.

NOTE 12: RELATED PARTY TRANSACTIONS

The Film Funds are consolidated subsidiaries of the Company, which holds all voting power in each Fund through its Voting Interest, and are managed by Jeff Annison and Paul Scanlan, the co-founders and executive officers of Legion M. The Co-Financing and Marketing Agreements between the Company and the Film Funds described below are therefore related party transactions, although they eliminate on consolidation.

On February 12, 2026, the Film Funds entered into Co-Financing and Marketing Agreements with the Company relating to Fackham Hall. In September 2026, the Film Funds entered into Co-Financing and Marketing Agreements with the Company relating to Coyote vs. Acme and Nimrods. Under each agreement, the Film Funds, pro rata to their member capital, co-finance the Company’s commitment to the applicable picture in exchange for a pro rata share of gross receipts until each Fund has received 115% of its cash contribution. Neither Fund pays a management fee or carried interest, and the managers receive no compensation from the Funds. During the six months ended June 30, 2026 the Company paid $10,994 of audit, legal and other formation costs on behalf of the Funds, and paid $12,040 of legal fees and received $57,978 of investor proceeds on behalf of Fade to Black. All balances and transactions between the Company and its consolidated subsidiaries eliminate on consolidation.

NOTE 13: SUBSEQUENT EVENTS

On July 17, 2026, the Company funded an additional $350,000 of its Marketing Fund Investment commitment in respect of Nimrods. Subsequently, and prior to the date of this report, the Company funded the final instalment of $150,000 and the $100,000 digital marketing component was spent, completing the Company’s $1,000,000 Marketing Fund Investment commitment.

Nimrods was released theatrically in the United States on August 14, 2026, and Coyote vs. Acme was released theatrically in the United States on August 28, 2026.

Subsequent to June 30, 2026 and through the date these financial statements were available to be issued, the Company received $414,887 of gross proceeds from the continued offering of Class A common stock, and the Funds received approximately $64,500 of additional member capital contributions.

In August 2026 the Company commenced a Regulation Crowdfunding offering of up to $2,249,997.75 of Class A common stock at $2.25 per share. In September 2026 the 1099 Fund amended its Regulation Crowdfunding offering statement to increase its maximum offering amount to $1,801,000.

Management has evaluated subsequent events through September 28, 2026, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

ITEM 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation*

2.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (September 28, 2018)*

2.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (July 15, 2022)*

2.4	Amended and Restated Bylaws*

4.	Form of Subscription Agreement*

6.1	Employment Agreement (Paul Scanlan)*

6.2	Employment Agreement (Jeff Annison)*

6.3	2016 Equity Incentive Plan*

6.4	Financing Agreement for The Picture “You Can Call Me Bill” **

8.	Escrow Agent Agreement*+

*	Filed as an exhibit to the Legion M Entertainment Inc.’s Regulation A Offering Statement on Form 1-A (Commission File No. 024-11966).
**	Filed as an exhibit to the Legion M Entertainment Inc.’s Form 1-SA filed on September 28, 2023 (Commission File No. 24R-00089).
+	Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legion M Entertainment, Inc.

		By:	/s/ Paul Scanlan
Paul Scanlan, Chief Executive Officer and Chief Financial Officer

Date:	September 28, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Paul Scanlan
Paul Scanlan, Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and Director

Date:	September 28, 2026

/s/ Jeff Annison
Jeff Annison, President and Director

Date:	September 28, 2026